FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Notification of NextCom K.K. becoming a subsidiary

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 13, 2004

Commission File Number      09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2004

MITSUI & CO., LTD.
By:	/s/ Tasuku Kondo
	Name:	Tasuku Kondo
	Title:	Executive Director Executive Vice President Chief Financial Officer

December 11, 2004
Mitsui & Co., Ltd.

■	For immediate release

Notification of NextCom K.K. becoming a subsidiary

     With the completion of the recent merger with our subsidiaries ADAM NET Ltd. (ADAM NET) and BSI Co., Ltd. (BSI), our associated company NextCom K.K. (NextCom) has become a subsidiary of Mitsui and Co., Ltd. (Mitsui). Detailed information is as follows.

1.	Background

     Based on the merger agreement signed on October 25, 2004, ADAM NET, BSI and NextCom merged on December 11, 2004. NextCom remains as the surviving company among them.

     In conjunction with this merger, NextCom issued 38,070 shares of common stock. The shareholders of ADAM NET and BSI, with voting rights appearing either in the shareholders register or in the beneficial owners list, or in both of them as of December 10, 2004, were allocated 3.58 shares of NextCom stock for each share of ADAM NET they held and 2.37 shares of NextCom stock for each share of BSI stock they held.

     As a result, the percentage of the total shareholder voting rights for CSK Corporation (CSK), which used to be NextCom’s principal shareholder, fell to 30.02%. Instead, the percentage of the total shareholder voting rights for Mitsui rose to 47.69%, making NextCom our consolidated subsidiary.

2.	Overview of the subsidiary (NextCom)

1)	Name: NextCom K.K.

2)	Representative: Shigeru Yamamoto, President

3)	Location: Tokyo, Japan

4)	Date of founding: June 20, 1991

5)	Content of primary operations:

•	Network integration business

•	System integration business

•	All operations appurtenant to the above businesses

6)	Settlement term: End of March

7)	Amount of capital: ¥3,652,270,000 (as of December 11, 2004)

8)	Number of shares outstanding: 148,284 (as of December 11, 2004)

9)	Primary shareholders and the percentage of their holdings (as of December 11, 2004):

Mitsui	: 47.69%
CSK	: 30.02%

10)	Business performance in the most recent business year (under Japanese GAAP)
(Millions of Yen)

	NextCom K.K.			ADAM NET Ltd.			BSI Co., Ltd.
	(Acquiring company)			(Acquired company)			(Acquired company)
Fiscal year (N.B.)	Year ended March			Year ended March			Year ended March
	2002	2003	2004	2002	2003	2004	2002	2003	2004
Sales	30,188	27,530	32,879	1,495	13,412	13,678	16,486	9,666	10,000
Operating Income	1,585	1,256	1,684	(83)	372	659	1,296	57	616
Ordinary Income	2,113	1,595	1,785	(79)	376	669	1,334	76	672
Net Profit	1,171	855	959	(61)	180	380	711	18	375

N.B.: The business year of ADAM NET that ended March 2002 had an irregular accounting period of two months due to the change in the company’s fiscal year end.

3.	The number of shares held by Mitsui before and after the merger

1)	Before the merger: 34,420 shares (31.23% of total) (34,420 shares with voting rights)

2)	After the merger: 70,721.48 shares (47.69% of total) (70,721 shares with voting rights)

For further information, please contact:
Investor Relations Division
Telephone: +81-3-3285-7910
Facsimile:+81-3-3285-9819
Or
Corporate Communications Division
Telephone: +81-3-3285-7564

Mitsui & Co., Ltd.